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                                 EXHIBIT 99.15

               Consulting Agreement between the Registrant and
                      Brian Thorson dated March 12, 1996
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                             CONSULTING AGREEMENT
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          THIS AGREEMENT is made as of March 12, 1996, by and between Farallon
Computing, Inc., a California corporation ("Farallon") and Brian Thorson ("Contractor").

          IN CONSIDERATION of mutual covenants and agreements, the parties hereto agree as follows:

        1. TERM OF THIS AGREEMENT. This Agreement shall be in effect for a period of one year from the date hereof. Thereafter it shall automatically renew for successive one year periods, unless terminated by either party in accordance with Section 6 hereof.

        2.  DUTIES.  Contractor's duties are as follows:

            A. Contractor shall perform Internet consulting services from time to time for Farallon. Any such work done under this Agreement shall be done pursuant to the terms and conditions of this Agreement. However, Farallon and Contractor reserve the right to separately negotiate any other terms and conditions that modify or supplement the terms and conditions specified herein.

            B. Farallon shall from time to time refer to Contractor certain of Farallon's customers ("Referral Customers") who desire Internet consulting services (e.g., creation of World Wide Web sites). The terms and conditions of any services performed by Contractor for such Referral Customers shall be separately negotiated between Contractor and the Referral Customers.

            C. With respect to any given Referral Customer, Contractor reserves the right to refuse, at his sole discretion, to take on such Referral Customer as a client. If Contractor refuses to take on any such Farallon Customer as a client, Contractor agrees to so notify Farallon at the time of referral (or within a reasonable time thereafter). If, however, Contractor does agree to take on such Referral Customer as a client, Contractor agrees to cooperate with such Referral Customer and to use reasonable commercial efforts to perform such Internet consulting services.

            D. Contractor agrees to remit to Farallon on a quarterly basis 20% of all gross revenue received by Contractor on account of Internet consulting services performed by Contractor for any Referral Customers. All such payments to Farallon shall be net of customer credits and reasonable expense actually given or incurred by Contractor.

            E. Contractor shall use reasonable efforts to promote the sale of Farallon's Netopia internet access products to and through ISPs, VARs and other potential reseller and end user customers of internet access products. Contractor shall have the opportunity to resell Farallon's Netopia internet access products under the terms of a separately negotiated reseller agreement. To the extent that Contractor's gross profit (selling price less Contractor's cost of goods) directly related to his Netopia product sales ("Contractor's Profit") exceeds $20,000 in any year of this Agreement (commencing March 12,
1996), Contractor

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agrees to remit back to Farallon 20% of the amount by which Contractor's Profit exceeds $20,000. Such payments back to Farallon shall be accompanied by a report in reasonable detail providing the basis for such payment. In each year, such payments and reports shall commence on the 30th day following the end of the calendar quarter in which Contractor's Profit first exceeded $20,000 and shall continue until the April 30th report date (covering the period January 1 through March 12). On March 12 of each year, a new $20,000 Contractor's Profit threshold shall commence. All such payments to Farallon shall be net of customer credit actually given by Contractor.

        3.  COMPENSATION.

            A. In consideration for prior services rendered to Farallon under this Agreement, Farallon shall issue to Contractor immediately upon execution of this Agreement 28,571 shares of Farallon Common Stock. Such shares shall be subject to the terms, representations, warranties, covenants and agreements separately agreed upon by the parties to this Agreement.

            B. THE SALE OF THE SECURITIES WHICH ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION FOR SUCH SECURITIES PRIOR TO SUCH QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM QUALIFICATION BY SECTION 25100, 25102 OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

        4.  CONFIDENTIAL INFORMATION.

            A. During the course of this Agreement, Contractor may have access to or receive information relating to past, present or future products, software, research, development, inventions, processes, techniques, designs or other technical information and data of Farallon or other persons or entities, as well as information concerning administrative, management, financial, marketing or manufacturing activities of Farallon or others, including proprietary information specifically developed by Contractor in the course of its work hereunder, all such information being considered by Farallon as proprietary and confidential ("Proprietary Information").

            B. Both during and after this Agreement, Contractor agrees that except as authorized in writing by Farallon: (i) Contractor will preserve and protect the confidentiality of all Proprietary Information including all materials containing Proprietary Information (the "Materials"); (ii) Contractor will not disclose to anyone, the existence, source, content or substance of the Proprietary Information and Materials or make copies of Materials; (iii) Contractor will not deliver Materials to anyone or remove Materials from Farallon's

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premises; (iv) Contractor will not use Proprietary Information or
Materials in any way other than in Farallon's business; and (v) Contractor will not disclose, use or copy any information or materials received in confidence by Contractor during the course of this Agreement from a third party or about a third party.

            C. Notwithstanding the foregoing, Contractor shall have no liability to Farallon with respect to the disclosure of any Proprietary Information or Materials which Contractor can establish to: (i) have become publicly known without breach of this Agreement by Contractor; (ii) have been publicly released for disclosure by Farallon; or (iii) have been given to Contractor by someone other than Farallon without a duty to maintain confidentiality.

            D. Not later than three (3) days after the termination of this Agreement for any reason, or if sooner requested by Farallon, Contractor will return to Farallon all Materials and copies of Materials, and all copies of other information or materials covered by this Paragraph.

        5. REPRESENTATIONS AND WARRANTIES. Contractor represents and warrants that:

            A. Contractor is able to enter into this Agreement and perform the services provided for in this Agreement, and that such ability is not limited or restricted by any agreements or understandings between Contractor and other persons or companies;

            B. any information or materials developed for, or any advice provided to Farallon, shall not rely or in any way be based upon confidential or proprietary information or trade secrets obtained or derived by Contractor from sources other than Farallon unless Contractor has received specific authorization in writing to use such proprietary information or trade secrets;

            C.  the work produced under this Agreement will conform to:
(i) the requirements set forth in Section 2; (ii) Farallon's engineering, programming and documentation standards, when specified; and (iii) commonly accepted standards for computer hardware engineering, if applicable, and software design, development and programming, if applicable; and

            D. the work produced under this Agreement, including any software and audiovisual aspects created by code, will not, to the best of Contractor's knowledge at the time the work is carried out, created, or performed, infringe upon the copyright or any other proprietary rights of any third party.

        6.  TERMINATION.

            A. Contractor acknowledges and agrees that any breach or attempted or threatened breach of this Agreement could result in irreparable injury to Farallon for which there would be no adequate remedy at law.

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            B.  Following the first year of this Agreement, either Contractor or Farallon may terminate this Agreement for any reason, or for no reason, upon thirty (30) days prior written notice to the other. Consideration previously paid hereunder shall not be refundable in the event of termination.

            C. A waiver of a breach or default by Contractor or Farallon does not constitute a waiver of future or other breaches or defaults.

            D. In the event of a termination of this Agreement by Farallon pursuant to this Paragraph, Farallon will have no further obligations or liabilities under this Agreement. Farallon will have the right, in addition to all of its other rights, to require Contractor to deliver to Farallon all of Contractor's work in progress in exchange for reasonable compensation based on the percentage of the work completed.

        7. SURVIVAL OF OBLIGATIONS. Paragraphs 4, 5, and 6 shall survive the termination of this Agreement for any reason.

        8.  WORKING ARRANGEMENT.

            A. Contractor is an independent contractor and is solely responsible for all taxes, withholding, and other similar statutory obligations, including, but not limited to, Workers' Compensation Insurance. Contractor will defend, indemnify and hold Farallon harmless from any and all claims made by any person or entity on account of an alleged failure by Contractor to satisfy any such tax or withholding obligations.

            B. Contractor has no authority to act on behalf of or to enter into any contract or to incur any liability on behalf of Farallon.

            C. Contractor's performance under this Agreement shall be conducted in full compliance with the standards of practice in the field.

        9. BINDING EFFECT. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective personal representatives, heirs, successors and assigns; provided, however, that it shall not be assignable by Contractor.

        10. SEVERABILITY. If for any reason, any provision or partial provision of this Agreement is held invalid, such invalidity shall not affect the remainder of said provision or any other provision of this Agreement not held so invalid, and each such other provision, or portion thereof, shall, to the full extent consistent with law, continue in full force and effect.

        11. NOTICES. All notices required or given herewith shall be addressed to the President or other principal of Farallon or Contractor, with a copy to the legal department of each party. Notices shall be given at the designated address shown beside each name at the end of this Agreement, by registered mail, recognized national overnight courier service capable of providing acknowledgment of delivery or by facsimile; provided that any notice given by facsimile shall be followed up in writing by mail within 5 days.

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        12. EXPORT.  Each party agrees that it will not, directly or indirectly, export or transmit (i) any work product, trade secret or invention, or related documentation and technical data or (ii) any product (or any part thereof), process, or service that is the direct product of any work product, trade secret or invention to the People's Republic of China, Afghanistan, Iraq or any group Q, S, W, Y or Z country specified in Supplement No. 1 of Section 770 of the Export Administration Regulations or to any other country to which such export or transmission is restricted by such regulation or statute, without the prior written consent, if required, of the Office of Export Administration of the U.S. Department of Commerce, or such other governmental entity as may have jurisdiction over such export or transmission.

        13. GENERAL.

            A. This Agreement shall not be construed as creating an agency, partnership or any other form of legal association between the parties.

            B. The Section headings used in this Agreement are intended for convenience only and shall not be deemed to supersede or modify any provisions.

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          IN WITNESS WHEREOF, this Agreement has been executed and delivered as of March 12, 1996.

                              Brian M. Thorson d/b/a Netopia



                              ---------------------------------------------
                              Brian M. Thorson
                              Social Security No. ###-##-####



                              FARALLON COMPUTING, INC.


                              By:
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                              Title:
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